Exhibit 99.2

Sprott Physical Copper Trust

Report of Voting Results
Submitted Pursuant to
Section 16.3 of National Instrument 81-106 – Investment Fund Continuous Disclosure

April 30, 2026

The following briefly describes the matter voted upon and the outcome of the vote at the special meeting (the “Meeting”) of the holders (“Unitholders”) of the trust units (“Units”) of the Sprott Physical Copper Trust (the “Trust”) held on April 30, 2026. According to the scrutineer’s report, Unitholders present or represented by proxy at the Meeting represented 4,992,242 Units or 31.150% of the 16,026,266 Units outstanding on March 18, 2026, the record date for the Meeting.

At the Meeting, Unitholders passed by ballot, without variation, a resolution, the full text of which is set out in Schedule A to the management information circular of the Trust dated March 23, 2026 (the “Circular”), authorizing the restructuring of the Trust from a non-redeemable investment fund to a mutual fund for the purposes of applicable Canadian securities laws. Voting results are set out below and additional details regarding the matter considered at the Meeting are available in the Circular.

	Vote by Ballot
Outcome of Vote	Votes FOR	Votes AGAINST
Passed	4,968,339	23,903
	(99.521)%	(0.479)%

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